SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer ID (CNPJ/MF): 01.545.826/0001-07

Company Registry (NIRE): 35.300.147.952

Publicly Held Corporation

Minutes of the Meeting of the Board of Directors of Gafisa S.A. (“Company”)

held on March 2, 2020

1.                    Date, time and venue: March 2, 2020, at 2:00 p.m., at the Company’s headquarters located in the capital of the state of São Paulo at Av. Pres. Juscelino Kubitschek, 1830, cj. 32, Bloco 2, Cond. Ed. São Luiz, Vila Nova Conceição, CEP: 04543-900 and by conference call.

2.                    Call notice and attendance: All members of the Company’s Board of Directors were present, as identified below, constituting a quorum for installation and approval of the matters in the agenda.

3.                    Presiding Board: Chairman, Mr. Nelson Sequeiros Rodriguez Tanure; Secretary, Mrs. Denise dos Passos Ramos.

4.                    Agenda: To decide and vote on:

a)     Authorizing the Company’s board of executive officers to sign an Additional Investment Agreement by and between the Company and Gilberto Benevides, Guilherme Benevides, Fábio Romano and UPCON Incorporadora Ltda. (“UPCON”), relative to the new understandings between the Company and UPCON in regards to the merger process;

b)     Approving, ad referendum at the Company’s Annual Shareholders’ Meeting, to commission the company Concept Auditores Independentes S/S to evaluate, through the net book value criterion, UPCON’s shareholders' equity on the reference date of December 31, 2019;

c)     Approving, ad referendum at the Company’s Annual Shareholders’ Meeting, to commission Banco Fator S.A. to work as an expert company in evaluating, through the economic value criterion, the shares issued by the Company and UPCON on the reference date of December 31, 2019, to determine the swap ratio of shares issued by UPCON for shares issued by the Company;

d)     Approving, ad referendum at the Company’s Annual Shareholders’ Meeting, the acquisition of credits by the Company in the amount of R$33,000,000.00, under the conditions established in the Investment Agreement;

e)       Presenting Gafisa’s new Organizational Structure;

f)        Appointing new Executive Officers;

g)       Examining alternatives and conditions for a future Capital Increase;

h)       Defining the agenda and call notice for the Extraordinary Shareholders’ Meeting.

5.                    Resolutions: The matters in the Agenda were voted by the members of the Board of Directors of the Company, who decided to approve, by unanimous vote and without restrictions, the following:

a)     Authorizing the Company’s board of executive officers to sign an Additional Investment Agreement by and between the Company and Gilberto Benevides, Guilherme Benevides, Fábio Romano and UPCON Incorporadora Ltda. (“UPCON”), relative to the new understandings between the Company and UPCON in regards to the merger process;

b)      Commissioning, ad referendum at the Company’s Annual Shareholders’ Meeting, the company Concept Auditores Independentes S/S to evaluate, through the net book value criterion, UPCON’s shareholders' equity on the reference date of December 31, 2019;

c)      Commissioning, ad referendum at the Company’s Annual Shareholders’ Meeting, Banco Fator S.A. to work as an expert company in evaluating, through the economic value criterion, the shares issued by the Company and UPCON on the reference date of December 31, 2019, to determine the swap ratio of shares issued by UPCON for shares issued by the Company;

d)       The acquisition, ad referendum at the Company’s Annual Shareholders’ Meeting, of credits by the Company in the amount of R$33,000,000.00, under the conditions established in the Investment Agreement;

e)       Gafisa’s new Organizational Structure, with the following changes in the Company’s Board of Executive Officers:

a.       Guilherme Augusto Soares Benevides for the position of Chief Operations Officer and Vice-president of Operations;

b.       Fábio Freitas Romano for the position of Assistant Vice-president of Operations;

c.        Ian Masini Monteiro de Andrade for the position of Chief Financial and Investor Relations Officer and Vice-president of Management, Finance and Investor Relations.

(This is an integral part of the minutes of the Meeting of the Board of Directors of Gafisa S.A. held on March 2, 2020 at 2:00 p.m.)	2/3

f)      In light of the current scenario of significant volatility in the Brazilian and international markets, Director João Antônio Lopes Filho suggested to the other Directors that items “g” and “h” of the Agenda be voted on in a Shareholders’ Meeting, to be called within thirty (30) days, and all other Directors agreed.

Closure: With nothing further to discuss, these minutes were read, approved and signed by all those in attendance.Signatures: Nelson Sequeiros Rodriguez Tanure (Chairman), Denise dos Passos Ramos (Secretary). Directors: Antonio Carlos Romanoski, Denise dos Passos Ramos, Eduardo Larangeira Jácome, João Antonio Lopes Filho, Leo Julian Simpson, Nelson Sequeiros Tanure and Thomas Cornelius Azevedo Reichenheim.

This is a true translation of the original minutes drawn up in Portuguese in the Company’s records.

Denise dos Passos Ramos Secretary

(This is an integral part of the minutes of the Meeting of the Board of Directors of Gafisa S.A. held on March 2, 2020 at 2:00 p.m.)	3/3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 3, 2020

Gafisa S.A.

By:	/s/ Ian Masini Monteiro de Andrade
Name: Ian Masini Monteiro de Andrade Title: Chief Financial Officer